Exhibit 17.1

David Ogden 2233 Pinewoods Circle

Naples, Florida 34105

(239) 571-0183

October 15, 2025

VIA FED-EX & E-MAIL

Paid, Inc.

Andrew Pilaro

Laurie Bradley

225 Cedar Hill Street, Suite 200

Marlborough, MA 01752

RE:	Resignation from the Board of Directors of Paid, Inc.

Dear Andrew and Laurie:

Pursuant to Article III, Section 6 of the Bylaws of Paid, Inc., as Amended and Restated through December 19, 2016, I write to tender my resignation from the Board of Directors of Paid, Inc. (the "Company,"), with such resignation to take effect immediately. My decision to resign from the Company's Board of Directors is not the result of any disagreement with the Company's operations, policies or procedures.         .,

I wish the Company the best in future endeavors.

Very Truly Yours,

David Ogden

cc: Andrew H. Sauder, Esquire (via e-mail)